Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

U.S. GAAP basis
(Amounts in millions of dollars)

	Year ending December 31,
	2004	2003	2002	2001	2000
Earnings
Pre-tax income from continuing operations before adjustment for minority interest and income from equity investees	27,139	18,613	14,871	16,307	21,441
Total fixed charges	1,473	1,424	1,568	1,075	1,325
Distributed income from equity investees	3,472	2,192	1,571	1,800	1,832
Interest capitalized	(206)	(44)	(43)	(32)	(51)
Preference security dividend requirements of consolidated subsidiaries	(9)	(5)	(8)	(13)	(17)

Total earnings	31,869	22,180	17,959	19,137	24,530

Fixed charges
Interest expensed and capitalized	839	828	883	662	877
Interest within rental expense	625	591	677	400	431
Preference security dividend requirements of consolidated subsidiaries	9	5	8	13	17

Total fixed charges	1,473	1,424	1,568	1,075	1,325

Ratio of Earnings to Fixed Charges	21.64	15.58	11.45	17.80	18.51